April 2, 2019

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: Quadratic Interest Rate Volatility and Inflation Hedge ETF (File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On February 11, 2019, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 173 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 173”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-19-002177). Post-Effective Amendment No. 173 was filed to register a new series of the Registrant, the Quadratic Interest Rate Volatility and Inflation Hedge ETF (“Fund”).

On March 28, 2019, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 173. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 173. Any changes to the Fund’s prospectus and statement of additional information will be filed in a Post-Effective Amendment.

1.	Confirm, supplementally, that ETF Series Solutions (“ESS”) and its sponsors have acquiesced to the Registrant’s use of the Fund’s name and that ESS and its sponsors have no cause of action against the Registrant related to the offering or operation of the Fund.

RESPONSE: The Registrant has confirmed with ESS and Exchange-Traded Concepts (“ETC”) that they have no objection to the registration of the Fund as a series of the Registrant. Further, ESS has withdrawn the post-effective amendments to its Registration Statement on Form N-1A related to the series of ESS with the same name as the Fund. The Registrant has confirmed with Quadratic that ESS and ETC do not have any cause of action against the Registrant related to the offering or operation of the Fund.

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
April 2, 2019

2.	The Staff notes that Post-Effective Amendment No. 426 to ESS’s Registration Statement on Form N-1A, which related to the series of ESS with the same name as the Fund, included “Commodity Pool Risk” as a principal risk. Confirm whether this should be disclosed as a principal risk of the Fund.

RESPONSE: The Registrant confirms that “Commodity Pool Risk” is not a principal risk of the Fund. The options in which the Fund will invest are based on interest rates and, therefore, unlike options on commodities, generate quantified income under the Internal Review Code of 1986. Further, the Fund will meet the criteria set forth in CFTC Rule 4.5, thereby exempting Krane and Quadratic from registration as a commodity pool operator and commodity trading adviser, respectively.

3.	The Staff notes that Post-Effective Amendment No. 426 to ESS’s Registration Statement on Form N-1A, which related to the series of ESS with the same name as the Fund, included “Trading Risk” as a principal risk. Confirm whether this should be disclosed as a principal risk of the Fund.

RESPONSE: The risks described by ESS under “Trading Risk” are disclosed by the Registrant under “Secondary Market Trading Risk” and “Liquidity Risk.”

4.	In the “Principal Risks” section of the Fund Summary, bold the second sentence of “Interest Rate Risk.”

RESPONSE: The Registrant has made the requested change.

5.	In the “Investment Limitations” section of the Statement of Additional Information, disclose the Fund’s fundamental investment policy with respect to issuing senior securities.

RESPONSE: The Registrant has made the requested change.

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If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Timothy Bekkers at (202) 778-9443.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane
Odette Gafner
Jonathan Shelon
Krane Funds Advisors, LLC

Nancy Davis
Glenn Christal
Quadratic Capital Management LLC